Lisa Proch Talcott Resolution Law Group The Hartford* One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. 1-860-547-4390 lisa.proch@thehartford.com *As administrator for The Registrants

April 29, 2016

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549

Re:    Union Security Insurance Company ("Registrant")
File No. 333-203523    Empower
File No. 333-203522    Masters
Masters+
File No. 333-203521    Triple Crown
File No. 333-203520    TD Waterhouse

Union Security Life Insurance Company of New York ("Registrant")
File No. 333-203526    Masters
File No. 333-203519    TD Waterhouse

1.	General Comments

a.	COMMENT: Include the Calculation of Registration Fee table required on the facing page pursuant to Form S-1 (“the form”).

RESPONSE: Registrants hereby represents that it will include the required Calculation of Registration Fee table required on the facing page in future filings.

b.	COMMENT: Add undertaking disclosure required under Item 17 of the form pursuant to Sec. 299.512(a)(6) of Regulation S-K.

RESPONSE: Registrants hereby represents that it will include the required undertaking disclosure (set forth below), as applicable, in future filings.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

c.	COMMENT: Include the information required by Item 13 of Form S-1 pursuant to Sec. 299.511 of Regulation S-K.

RESPONSE: Registrant hereby represents that it will include the required disclosure for Item 13 of the form (set forth below), as applicable, in future filings.

Furnish a reasonably itemized statement of all expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions. If any of the securities to be registered are to be offered for the account of security holders, indicate the portion of such expenses to be borne by such security holder.

2.	Tandy Representations
Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Lisa Proch

Lisa Proch
Vice President,
Assistant General Counsel